Exhibit 99.1

Sky Solar Announces Intended Formation of Independent Committee to Investigate the Conduct of Former CEO

HONG KONG, June 13, 2017 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ:SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks today announced that after reviewing certain conduct of its former Chief Executive Officer Mr. Weili Su, its Management Committee intends to recommend to the board that it form a committee to investigate the conduct.  The committee will consist only of independent directors.  The independent committee may recommend further action intended to provide greater transparency to the Company’s shareholders.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2016, the Company had developed 307 solar parks with an aggregate capacity of 292.3 MW and owned and operated 159.6 MW of solar parks.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholding.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com